Mail Stop 3720

October 6, 2006

Via U.S. Mail and Fax (732-866-0063)
Michael A. Maltzman
Vice President and Chief Financial Officer
Stratus Services Group, Inc.
500 Craig Road
Suite 201
Manalapan, NJ 07726

        RE: **Forms 10-K, 10-K/A No. 1 and No. 2 for the fiscal year ended
September 30, 2005
Filed February 3, 2006, March 31, 2006, and August 15, 2006,
respectively; and
Forms 10-Q and 10-Q/A for the quarters ended December 31, 2005 and
March 31, 2006
Filed February 17, 2006 and August 15, 2006, and May 15, 2006 and
August 15, 2006, respectively
File No. 001-15789**

Dear Mr. Maltzman:

      We have reviewed your supplemental response letter dated August 9, 2006 as
well as your filings and have the following comments. As noted in our comment letter
dated July 11, 2006, we have limited our review to your financial statements and related
disclosures and do not intend to expand our review to other portions of your documents.

Forms 10-K and 10-K/A for the year ended September 30, 2005
Report of Independent Registered Public Accounting Firm, page F-2

1. We note that the revised auditors' report explicitly identifies and renders opinions on
   the consolidated financial position of Stratus Services Group, Inc. as of September
   30, 2005 and <u>2004</u> and the consolidated results of its operations and its cash flows for
   each of the <u>three years</u> in the period ending September 30, 2005, while the original
   report only rendered an opinion on financial statements as of and for the year ended
   September 30, 2005. While we note that the revised report was dual-dated to reflect
   the restatements and the related footnote disclosure, we are unclear if the dual date
   also reflects the date that the auditors substantially completed their field work for the

re-audit of your 2004 and 2003 financial statements. Advise us when your auditors substantially completed the fieldwork for the re-audits or have them revise their report, as appropriate. See AU Section 530.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Andrew Mew, Senior Staff Accountant, at (202) 551-3377 if you have questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director